UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 4, 2014 (July 30, 2014)

Auxilium Pharmaceuticals, Inc.

(Exact Name of Registrant Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-50855 (Commission File Number)	23-3016883 (I.R.S. Employer Identification No.)

640 Lee Road
Chesterbrook, PA	19087
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 321-5900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.          Other Events.

On August 4, 2014, QLT Inc., a company organized under the laws of British Columbia, Canada (“QLT”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of QLT and Auxilium Pharmaceuticals, Inc., a Delaware corporation (“Auxilium”), and also constitutes a management proxy circular and preliminary prospectus of QLT (the “Form S-4”), in connection with the business combination between QLT and Auxilium, as contemplated by the Agreement and Plan of Merger, dated as of June 25, 2014 (the “Merger Agreement”), among QLT, Auxilium, QLT Holding Corp. and QLT Acquisition Corp. Under the Merger Agreement, on the terms and subject to the conditions contained therein, QLT Acquisition Corp., an indirect wholly owned subsidiary of QLT, will be merged with and into Auxilium and Auxilium will be the surviving corporation (the “Merger”), and, through the Merger, Auxilium will become an indirect wholly owned subsidiary of QLT.  The Form S-4 has not yet been declared effective by the SEC.

On July 30, 2014, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Merger. The grant of early termination is effective immediately, and has the effect of ending the waiting period under the HSR Act relating to the Merger. The transaction remains subject to other closing conditions, which were described in Auxilium’s Current Report on Form 8-K filed with the SEC on June 26, 2014.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

QLT has filed with the SEC a Registration Statement on Form S-4 that includes the preliminary joint proxy statement of Auxilium and QLT that also constitutes a management proxy circular and  preliminary prospectus of QLT.  Auxilium and QLT plan to mail to their respective stockholders the final joint proxy statement/prospectus and management proxy circular in connection with the Merger. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT AUXILIUM, QLT, THE MERGER AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and management proxy circular and other documents filed with the SEC by QLT and Auxilium through the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. In addition, investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and management proxy circular and other documents filed by QLT and Auxilium with the SEC, from Auxilium’s website (www.Auxilium.com) under the heading “Investors — SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

PARTICIPANTS IN THE SOLICITATION

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Auxilium’s and QLT’s directors and executive officers is available in the Form S-4 filed with the SEC by QLT on August 4, 2014.  These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation is included in the joint proxy statement/prospectus and management proxy circular and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

To the extent any statements are made in this document that are not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”,  “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements.  Although Auxilium believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the Merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed Merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; the ability of Auxilium and QLT to obtain consents of lenders or to obtain refinancing in connection with the transaction, and if the transaction is consummated, the adequacy of the capital resources of the combined company; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the combined company’s or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in the combined company being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; the outcome of litigation brought in connection with the merger; and other risk factors relating to the biopharmaceutical and medical device industries, or the business and operations of either of Auxilium or QLT as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the applicable Canadian securities regulators.  There can be no assurance that the proposed Merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of the Form S-4, as well as under Item 1.A. in each of Auxilium’s and QLT’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, and Item 1.A in each of Auxilium’s and QLT’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.  Auxilium cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Auxilium and QLT, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Auxilium does not undertake any obligation to update or revise any forward-looking statement, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

AUXILIUM PHARMACEUTICALS, INC.

Date: August 5, 2014	By:	/s/ Andrew I. Koven
Andrew I. Koven
Chief Administrative Officer and General Counsel